Exhibit 99.1

Can-Fite to Treat Decompensated Liver Cirrhosis Patients with Namodenoson Under Compassionate Use Setting

●	Liver organ shortage puts patients at risk of death from decompensated cirrhosis with no treatment options available

●	Liver cirrhosis treatment market is estimated to reach approximately $15 billion in the U.S. by 2030

PETACH TIKVA, Israel, March 13, 2019 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE:CFBI), a biotechnology company with a pipeline of proprietary small molecule drugs that address cancer, liver and inflammatory diseases, announced today that patients with decompensated cirrhosis, an advanced form of cirrhosis associated with liver failure for which there are no therapeutic options other than liver transplantation, will be treated with Namodenoson at the Soroka Medical Center in Israel under compassionate use. This drug is currently used in a pivotal Phase III study for patients with advanced liver cancer and a Phase IIb study for NASH.

Decompensated cirrhosis is defined as an acute deterioration in liver function in a patient with cirrhosis and is characterized by jaundice, ascites, hepatic encephalopathy, hepatorenal syndrome, or variceal hemorrhage. While some drugs can treat symptoms, there is no therapeutic approach that has shown efficacy in slowing disease progression.

An estimated 10.6 million people globally had decompensated cirrhosis in 2017, with few treatment options available aside from liver transplants if the decompensated cirrhosis has reached an advanced stage. Underscoring the need for an effective treatment, the American Liver Foundation states there are more people who need a liver than supply available, and some people can be on the wait list for a liver transplant for more than 5 years. The treatment of liver cirrhosis in the U.S. is estimated to become an approximately $15 billion market by 2030.

Ohad Etzion, MD, Head, Hepatology Department at the Soroka Medical Center, Beer Sheva, Israel, the Investigator and Initiator of this study commented, “Given the evidence of Namodenoson’s clinical benefit in patients with decompensated cirrhosis for whom there is no accepted well established treatment, Namodenoson may give hope to this patient population in the compassionate use setting.”

Compassionate use allows doctors and their patients the option of early access to investigational new drugs, under closely controlled and monitored circumstances, when a patient who is facing serious illness has exhausted all available treatment options.

Namodenoson’s unique characteristics of inducing hepato-protective effects make it suitable to treat patients with decompensated cirrhosis. In a Phase II study, Namodenoson was found to increase overall survival in advanced liver cancer patients defined as Child Pugh B7, known to suffer from cirrhosis. In a Phase IIa NASH study, Namodenoson met its primary efficacy endpoint showing positive activity manifested in anti-inflammatory, anti-steatotic, and antifibrotic effects with a very favorable safety profile.

About Namodenoson

Namodenoson is a small orally bioavailable drug that binds with high affinity and selectivity to the A3 adenosine receptor (A3AR). Namodenoson was evaluated in Phase II trials for two indications, as a second line treatment for hepatocellular carcinoma, and as a treatment for non-alcoholic fatty liver disease (NAFLD) and non-alcoholic steatohepatitis (NASH). A3AR is highly expressed in diseased cells whereas low expression is found in normal cells. This differential effect accounts for the excellent safety profile of the drug.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson recently reported topline results in a Phase III trial for psoriasis. Can-Fite’s liver drug, Namodenoson, is being evaluated in a Phase IIb trial for the treatment of non-alcoholic steatohepatitis (NASH), and enrollment is expected to commence in a Phase III trial for hepatocellular carcinoma (HCC), the most common form of liver cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,500 patients in clinical studies to date. For more information please visit: www.can-fite.com.

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Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114